SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 9)

                              Hartmarx Corporation
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                            The Lincoln Company LLC
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offeror))


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   417119104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation                             Amount of Filing Fee
              N/A                                              N/A
--------------------------------------------------------------------------------

___  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________    Filing Party:________________________

Form or Registration No.:_____________    Date Filed:___________________________

 X   Check the box if the filing relates  solely to  preliminary  communications
---  made before the commencement of a tender offer.

___ Check the appropriate boxes below to designate any transactions to which the statement relates:

     ___  third party tender offer subject to Rule 14d-1.
     ___  issuer tender offer subject to Rule 13e-4.
     ___  going-private transaction subject to Rule 13e-3.
     ___  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

Contact: Robert D. Siegfried
         Hope Sidman
         Kekst and Company
         (212) 521-4800

                                                           FOR IMMEDIATE RELEASE


                     STATEMENT FROM THE LINCOLN COMPANY LLC


New York, New York September 20, 2001 -- The Lincoln Company issued a press release on September 19, 2001 stating that, on September 17, 2001, The Lincoln Company delivered to Hartmarx (NYSE: HMX) materials (the "September 17 Materials") relating to The Lincoln Company's financing for its offer to acquire Hartmarx. That press release concluded with a statement, "To date, Hartmarx has refused to cooperate to help satisfy the conditions necessary for commencement of the tender offer." As a result of a hearing today in the United States District Court, The Lincoln Company wishes to correct the impression that Hartmarx's failure to respond to the September 17 Materials represents a "failure to cooperate." The reference to "failure to cooperate" was not intended to refer to the September 17 Materials. The Lincoln Company wishes to further clarify that, although it offered to provide evidence of its financing to Hartmarx on a confidential basis prior to September 17, 2001, the parties were unable to come to terms on a confidentiality agreement, and The Lincoln Company did not deliver documentation of its financing arrangements to Hartmarx until September 17, 2001, which it did pursuant to a protective order. To the extent Hartmarx required evidence of The Lincoln Company's financing arrangements before responding to The Lincoln Company's offer, Hartmarx only received those documents on September 17, 2001.

Investors and security holders are strongly advised to read the business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission
(SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov.

                                     # # #